                         Filed by Standard Pacific Corp.
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: The Writer Corporation
                         Commission File No.:  333-37014

The following is an election and transmittal form disseminated by Standard Pacific Corp. on August 21, 2000

The Writer Corporation                        Standard Pacific Corp.


                        Optionee:     <OPTIONEE>
                                   --------------------------------------------
                        Option Grant Date:     <GRANT_DATE>
                                            -----------------------------------
                        Number of Shares:     <NO_OF_SHARES>
                                           ------------------------------------
                        Exercise Price Per Share:     <EX_PRICE>
                                                   ----------------------------
                        Type of Option:     Incentive
                                         --------------------------------------

                       Election And Transmittal Form For
                        Holders of Writer Stock Options

Pursuant to that certain incentive stock option agreement between The Writer Corporation, a Colorado corporation ("Writer") and you (the "Option Agreement"), Writer granted to you on the Option Grant Date listed above, an option to purchase the Number of Shares of Writer common stock set forth above at the exercise price per share set forth above (the "Option"). This Election and Transmittal Form (this "Form") enables you to make an election to receive cashor shares of Standard Pacific Corp. ("Standard Pacific") common stock in connection with the merger of Writer with and into TWC Acquisition Corp., a wholly owned subsidiary of Standard Pacific (the "Merger") as full and complete consideration for the termination of the Option Agreement and your release of all your rights under the Option and the Option Agreement. If you are or have been a Writer employee, you will be taxed whether you receive cash or shares of Standard Pacific common stock in exchange for cancellation of the Option Agreement, pursuant to the Merger Agreement.

Return this signed Form in the enclosed envelope prior to 5:00 p.m. (Colorado Daylight Time) on August 23, 2000, (the "Election Deadline") to:

                                  John Clancy
                    Clanahan, Tanner, Downing & Knowlton PC
                          730 17th Street, Suite 500
                            Denver, Colorado 80202

   Address: Please provide below.

               Name
                   --------------------------------------

               Address
                      -----------------------------------
               City                 State      Zip
                   -----------------     -------   ------

--------------------------------------------------------------------------------
Box 1                               SIGNATURE
-------------------------------------------------------------------------------
  This Form must be signed by the Optionee exactly as his or her name appears on the Option Agreement or by person(s) authorized to sign on behalf of Optionee by documents transmitted herewith. See Instruction 4.
X
 ------------------------------------------------------------------------------
Signature of Optionee
-------------------------------------------------------------------------------
Daytime Telephone Number
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Box 2                              ELECTION
-------------------------------------------------------------------------------
                           See General Instruction 1
                                  CHOOSE ONE:
--
       STOCK ELECTION FOR ALL OPTION SHARES OF WRITER COMMON STOCK
--
--
       CASH ELECTION FOR ALL OPTION SHARES OF WRITER COMMON STOCK
--
-------------------------------------------------------------------------------

        INSTRUCTIONS FOR COMPLETING THIS ELECTION AND TRANSMITTAL FORM
Box 1 Sign and date this Election and Transmittal Form and return it in the enclosed envelope.
Box 2 Please check the box which represents the consideration that you wish to receive in exchange for your Option to purchase Writer shares of common stock.
       YOU ARE URGED TO READ THE INSTRUCTIONS ACCOMPANYING THIS FORM. THE INSTRUCTIONS CONTAIN MORE COMPREHENSIVE GUIDELINES WITH RESPECT TO ELECTION AND MERGER MECHANICS. BY COMPLETING AND SIGNING THIS FORM YOU ARE MAKING THE ACKNOWLEDGEMENTS, REPRESENTATIONS AND WARRANTIES SET FORTH ON PAGE 2 TO THIS FORM.

                    INSTRUCTIONS FOR USE WITH THE ELECTION
                             AND TRANSMITTAL FORM
            With Respect To The Option to Purchase Common Stock of
                            THE WRITER CORPORATION

     This Election and Transmittal Form (this "Form") is being delivered to you in connection with the proposed merger of The Writer Corporation, a Colorado corporation ("Writer"), into TWC Acquisition Corp., a Delaware corporation ("TWC") and a wholly owned subsidiary of Standard Pacific Corp., a Delaware corporation ("Standard Pacific"), whereby Writer will become a wholly owned subsidiary of Standard Pacific (the "Merger"), pursuant to the Agreement and Plan of Merger dated as of April 14, 2000, among Writer, TWC and Standard Pacific (the "Merger Agreement"). If the Merger is consummated, at the time of the Merger you will be entitled to receive, at your election, as consideration for the termination and cancellation of the Option and Option Agreement and your release of your rights under the Option and the Option Agreement, either $3.35 in cash less the Exercise Price Per Share set forth above ("Cash Election") or a fraction of a share of Standard Pacific common stock ("Stock Election") with an aggregate value of $3.35 less the Exercise Price Per Share set forth above (the "Merger Consideration"), for each share of Writer common stock subject to the Option. To determine the exchange ratio, or fractional share of Standard Pacific common stock you will receive if you elect to receive Standard Pacific common stock, Standard Pacific's common stock will be valued based on its average closing sale price on the New York Stock Exchange over a twenty trading-day period ending three trading days prior to the closing date of the merger.
If the twenty-day average closing price of Standard Pacific common stock is less than $11.00 per share, the average price used for calculating the exchange ratio will be $11.00, and if the twenty-day average closing price is more than $13.50 per share, the average price used will be $13.50.

DELIVERY OF THE ELECTION AND TRANSMITTAL FORM TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY OF THE FORM. TO BE EFFECTIVE, THE PROPERLY COMPLETED ELECTION AND TRANSMITTAL FORM, MUST BE RECEIVED BY CLANAHAN, TANNER, DOWNING & KNOWLTON PC BEFORE THE ELECTION DEADLINE SPECIFIED BELOW.

     By completing and signing the foregoing Form, you acknowledge, understand, represent and warrant to Standard Pacific the following:

     The election is subject to (i) the terms, conditions and limitations set forth in the proxy statement/prospectus, dated July 27, 2000, relating to the Merger (including all annexes and schedules thereto, and as it may be amended or supplemented from time to time, the "Proxy Statement/Prospectus"), receipt of which is acknowledged by you, (ii) the terms of the Merger Agreement, as the same may be amended or supplemented from time to time, a conformed copy of which appears as Appendix A to the Proxy Statement/Prospectus, (iii) completion of the attached Form, and (iv) the accompanying Instructions.

     You represent that (i) you are, as of the date hereof, and will be, as of the effective time of the Merger, the holder of the Option with good title to the Option, and (ii) you have full power and authority to cancel, terminate and surrender the Option as set forth herein, free and clear of any and all liens, claims and encumbrances, and not subject to any adverse claims, and to make the election indicated above. You will, upon request, execute and deliver any additional documents deemed appropriate or necessary by Standard Pacific in connection with the termination and surrender of the Option. All authority conferred or agreed to be conferred herein shall not be affected by, and shall survive, your death or incapacity and any of your obligations shall be binding upon your successors, assigns, heirs, executors, administrators and legal representatives. You agree to the termination and cancellation of all your rights under the Option and the Option Agreement upon receipt of the Merger Consideration elected herein. You are certifying that you have complied with all requirements as stated in the instructions on the Form and the Instructions accompanying the Form. You acknowledge that delivery of this Form is at your election and risk.

     You understand that an election is not made in acceptable form until receipt by Standard Pacific of the Form, duly completed and signed, together will all accompanying evidence of authority in form satisfactory to Standard Pacific (which may delegate power in whole or in part to the First Chicago Trust Company of New York, the Exchange Agent). All questions as to validity, form and eligibility of any election will be determined by Standard Pacific (which may delegate power in whole or in part to the Exchange Agent), and such determination shall be final and binding.

     You acknowledge that you have been advised to consult your personal tax advisor regarding the tax consequences of making a Cash Election or Stock Election or no election. You also acknowledge that you are not relying on Writer or Standard Pacific, or any of their respective officers, directors, employees or advisors, for any tax advice or planning information whatsoever.

     You are authorizing and instructing Standard Pacific and/or the Exchange Agent to receive on your behalf, in exchange for the termination of your Option and the Option Agreement, cash consideration pursuant to a Cash Election ("Cash Consideration") or shares of Standard Pacific common stock pursuant to a Stock Election ("Stock Consideration"), issuable in the Merger pursuant to the Merger Agreement. You understand that the Cash Consideration and/or Stock Consideration paid in exchange for the terminated and surrendered Option will be made as promptly as practicable if the Merger is effected and once documentation for the termination and surrender of the Option is made in acceptable form. If the Merger is not consummated, you understand that this election will be null and void.

                             GENERAL INSTRUCTIONS

     1. Election. The appropriate box must be checked in Box 2 of the Election and Transmittal Form in order to make a Cash Election or Stock Election.

     Your choice of election is as follows:

                               What you may receive for the Option to Purchase
     Election                                  each Writer Share
     ---------------------------------------------------------------------------
     Cash Election...........  $3.35 in cash without interest, less the Exercise
                               Price Per Share set forth above

     Stock Election..........  A Fraction of a share of Standard Pacific common stock with a value as determined pursuant to the Merger Agreement, less the Exercise Price Per Share set forth above

     All optionees must deliver as set forth herein a properly completed Form prior to the Election Deadline (which is 5:00 p.m. Colorado Daylight Time) on August 23, 2000 (the "Election Deadline"). All holders submitting an Election and Transmittal Form that is received by Clanahan, Tanner, Downing & Knowlton PC after the Election Deadline will be deemed to hold Non-Election Option Shares (as defined below).

     Standard Pacific and the Exchange Agent, with Standard Pacific's consent, reserve the right to deem that you have elected to receive Non-Election Option Shares if:

          A.  No election choice is indicated in Box 2 above;

          B.  More than one election choice is indicated in Box 2 above;

          C. You fail to follow the instructions on the Form or otherwise fail to properly make an election; or

          D. A complete Form is not actually received by Clanahan, Tanner, Downing & Knowlton PC prior to the Election Deadline.

     Notwithstanding anything to the contrary in the Form or the General Instructions, Standard Pacific or the Exchange Agent, with Standard Pacific's consent, reserve the right to waive any flaws in a completed Form but shall be under no obligation to do so. Provided you have complied with the terms herein, the Merger consideration is expected to be mailed as soon as practicable after the Merger is consummated.

     In connection with making any election, an optionee should read carefully, among other matters, the statement and the information contained in the Proxy Statement/Prospectus under the heading "RISK FACTORS."

     Clanahan, Tanner, Downing & Knowlton PC will forward the Form to Standard Pacific. If a properly completed Form is not received prior to the Election Deadline, you will be deemed to hold "Non-Election Option Shares," which will be converted into cash. If you fail to indicate a Cash Election or Stock Election in Box 2 of the Form, you also will be deemed to hold Non-Election Option Shares. After the effective time of the Merger, if an optionee has not completed this Form, until an optionee has provided documentation to Standard Pacific providing for the termination of the optionee's rights under the Option and the Option Agreement, such optionees will not receive the check in exchange for their rights under the Option and the Option Agreement.

     2. Termination of Right to Elect. If for any reason the Merger is not consummated or is abandoned, all Forms will be void and of no effect.

     3. Standard Pacific Certificates; Fractional Interests. All shares of Standard Pacific common stock issued in the Merger will be in the form of certificates. Optionees will receive, at the address set forth above, certificates with respect to such shares of Standard Pacific common stock representing the Stock Consideration. No fractional shares of Standard Pacific common stock will be issued in connection with the Merger. Each optionee who would otherwise have been entitled to receive a fraction of a share of Standard Pacific common stock (after taking into account all shares of Standard Pacific common stock to be received by such optionee) will receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by the average closing sale price of Standard Pacific common stock on the New York Stock Exchange over a twenty trading day period ending three business days prior to the closing date of the Merger, within the limits set forth in the Merger Agreement.

     4. Signatures. The signature on the Form should correspond exactly with the name and signature of the Optionee listed above as written on the Option Agreement, except if the Form is signed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact or any other person acting in a representative or fiduciary capacity, the person signing must give such person's full title in such capacity and appropriate evidence of authority to act in such capacity must be forwarded with the Form.

     5. Withholding Taxes. If you are or have been an employee of Writer, your Merger Consideration, whether you elect to receive cash or shares of Standard Pacific common stock, will be treated as wages and will be subject to withholding of federal and state income tax, FICA, Medicare and any other applicable withholding taxes. The amount of Merger Consideration that you receive, together with the amounts withheld, will be reported to you and to applicable taxing authorities. To the extent you have not done so, you will be required to provide to Writer a fully complete Form W-4 in order to receive your Merger Consideration. Option holders making a stock election may pay applicable withholding taxes by check or authorize Standard Pacific to withhold stock having a market value on the Closing Date equal to the amount which must be withheld.

     6. Miscellaneous. A single check or a single stock certificate representing shares of Standard Pacific common stock will be issued. All questions with respect to the Form and the elections (including, without limitation, questions relating to the timeliness or effectiveness of any election) will be determined by Standard Pacific (which may delegate power in whole or in part to the Exchange Agent), which determination shall be conclusive and binding.